Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

April 2, 2010

Via E-Mail
Ms. Michelle Anderson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re: **57th Street General Acquisition Corp.**
Amendment No. 1 to Registration Statement on Form S-l
Filed December 22, 2009
File No. 333-163134

Dear Ms. Anderson:

This memorandum is being submitted by 57th Street General Acquisition Corp. (the "Company") in response to the Staff's request during our March 29, 2010, telephone conference for a description of (i) potential activities that the Company and/or its advisors may engage in following the announcement of the Company's proposed business combination that may result in purchases of the Company's common stock by third parties from other third parties who hold common stock and (ii) an analysis of why such activity would not be prohibited by Rule 14e-5 promulgated under the Securities Exchange Act of 1934, and the corresponding provision in Rule 13e4(f)(6). As set forth in more detail below, the Company believes that the type of activities discussed below would not be prohibited by Rule 14e-5 because such activities would not involve a "covered person," directly or indirectly, purchasing or arranging to purchase the Company's securities during the period of the proposed tender offer.

Scope of Rule 14e-5

Rule 14e-5(a) provides in pertinent parts:

> As a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities, no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires.

Rule 14e-5(c) provides that a "covered person" means:

i. The offeror and its affiliates;

ii. The offeror's dealer-manager and its affiliates;

iii. Any advisor to any of the persons specified in paragraph (c)(3)(i) and (ii) of this section, whose compensation is dependent on the completion of the offer; and

iv. Any person acting, directly or indirectly, in concert with any of the persons specified in this paragraph (c)(3) in connection with any purchase or arrangement to purchase any subject securities or any related securities

Potential Activity During Tender Offer

After the Company enters into a definitive agreement for a business combination with a target business or to acquire assets (the "Transaction"), the Company would announce the Transaction in a press release and file a Current Report on Form 8-K describing the proposed terms of the Transaction, which would include as exhibits the press release and a presentation deck to be used with potential investors. Just as normally takes place in connection with the business combinations of traditional SPACs, the Company and its advisors would arrange meetings with both existing and potential investors to explain the proposed business Transaction and review the presentation materials. The Company may also provide in the press release that it will conduct an investor conference call for the same purpose. The Schedule TO would be filed proximate to the public announcement of the proposed Transaction so that certain of the meetings may be held after the time of public announcement of the tender offer, thus within the time period covered by Rule 14e-5. All of this dissemination of information would be in keeping with the Staff's clear directive for the Company to provide stockholders with fulsome information concerning the Transaction.

After this dissemination of information, fundamental investors who find the Transaction attractive may bid up the market price of the Company's common stock to a price greater than the tender offer price. If this happens, it would be economically advantageous for any stockholder interested in tendering its shares in the tender offer to instead sell its shares into the market for a greater price. We believe that Rule 14e-5 would not prohibit these activities because the fundamental investors would not be affiliated with the Company or otherwise be covered persons.

In addition, the Company and its advisors may actively identify and introduce potential fundamental investors to sellers and assist in crossing trades between purchasers and sellers. Just as in the previous scenario, neither the Company nor its advisors would directly or indirectly be purchasing any shares. Accordingly, here too we believe that Rule 14e-5 would not prohibit these activities.

The Company's conclusion that Rule 14e-5 does not prohibit these activities is based on the clear language of the rule, which only prohibits covered persons from directly or indirectly purchasing or arranging to purchase any securities subject to the tender offer or any related securities except as part of the tender offer. As described above, neither the issuer nor its advisors would be directly or indirectly making any purchases. In addition, during the tender offer period, they would not be arranging for any direct or indirect purchases after the expiration of the tender offer period, which is what the word "arrange" in the rule was intended to prohibit. The adopting release for Rule 10b-13 (Release 34-8712), which was redesignated as Rule 14e-5 in 1999, specifically states regarding this language:

> Moreover, any understanding or arrangement during the tender offer period, whether or not the terms and conditions thereof have been agreed upon, to make or negotiate such a purchase after the expiration of that period would be prohibited by the rule.

According to the adopting release for Rule 14e-5, its purpose is "to protect investors by preventing an offeror from extending greater or different consideration to some security holders outside of the offer, while other security holder are limited to the offer's terms." Because neither the issuer nor its advisors will be extending any consideration to the Company's stockholders outside of the tender offer, and only third parties will be making the purchases and paying the consideration to the selling stockholders, the activities contemplated to be undertaken by the Company and its advisors would not be prohibited by Rule 14e-5.

* * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions concerning the foregoing, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc: Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.